UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Science 37 Holdings, Inc.

(Name of Subject Company)

Science 37 Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

808644207

(CUSIP Number of Class of Securities)

Christine Pellizzari

Chief Legal and Human Resources Officer

Science 37 Holdings, Inc.

800 Park Offices Drive, Suite 3606

Research Triangle Park, North Carolina 27709

(984) 377-3737

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jurgita Ashley

David Neuhardt

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Science 37 Holdings, Inc., a Delaware corporation (the “Company” or “Science 37”), with the Securities and Exchange Commission on February 12, 2024, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on February 12, 2024, by eMed, LLC, a Delaware limited liability company (“eMed”), and Marlin Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of eMed (“Purchaser”), pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated January 28, 2024 (as it may be amended or supplemented, the “Merger Agreement”), by and among Science 37, eMed and Purchaser to acquire all of the issued and outstanding shares of common stock of Science 37, par value $0.0001 per share (the “Shares”), in exchange for $5.75 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2024, and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from any amendments to the Schedule 14D-9. To the extent that information in this Amendment No. 2 differs from or updates information contained in the Schedule 14D-9, this Amendment No. 2 shall supersede or supplement the information in the Schedule 14D-9.

Item 8. Additional Information

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding a new section titled “Expiration of the Offer and Completion of the Merger” immediately before the section titled “Forward-Looking Statements” on page 50 as follows:

“Expiration of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 4,715,950 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 77.8% of the issued and outstanding Shares as of the Expiration Time. In addition, Purchaser was advised by the Depositary that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 76,755 Shares, representing approximately 1.3% of the then-outstanding Shares. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As the final step of the acquisition process, eMed completed its acquisition of Science 37 by consummating the Merger on March 12, 2024, in accordance with Section 251(h) of the DGCL without a vote of Science 37’s stockholders. At the Effective Time of the Merger, Purchaser was merged with and into Science 37, the separate existence of Purchaser ceased, and Science 37 continued as the Surviving Corporation and a wholly owned subsidiary of eMed. Each issued and outstanding Share (other than Shares (if any) held by Science 37 as treasury stock, held directly by eMed or Purchaser or by any direct or indirect wholly owned subsidiary of Science 37 or eMed, or held by stockholders of Science 37 who have perfected their statutory rights of appraisal under the DGCL) was converted automatically into and thereafter represent only the right to receive the Offer Price.

As a result of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Stock Market LLC. eMed and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Science 37’s reporting obligations under the Exchange Act as promptly as practicable.

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On March 12, 2024, eMed issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the list of exhibits:

Exhibit No.	Description
(a)(5)(H)	Press Release of eMed, LLC dated March 12, 2024.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2024

SCIENCE 37 HOLDINGS, INC.

By:	/s/ David Coman
Name:	David Coman
Title:	Chief Executive Officer and Director

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